EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“Bezeq”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Report - Update - Chairman’s Office

Bezeq hereby notifies that in a Board of Directors meeting which took place on November 15, 2017, the Board of Directors accepted Mr. Shaul Elovitch’s proposal whereby, until further notice, he would not be seeking to fill the position of Chairman of the Board of Directors of Bezeq, and that Mr. David Granot would continue serving as the acting Chairman of the Board of Directors as he has before. Mr. Shaul Elovitch has previously temporarily resumed his position as Chairman of the Board of Directors of the Group's subsidiaries, with the exception of DBS Satellite Services (1998) Ltd.

The above information constitutes a translation of the Immediate Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.